82-4629

MIBANK
MISR INTERNATIONAL BANK

بنك مصر الدولي
شركة مساهمة مصرية

02 APR -5 AM 8:07

02028283

CAIRO, March 25, 2002

SUPPL

Dear Sirs,

Please find enclosed the decisions taken during The Ordinary General Assembly of Shareholders held on Sunday March 24, 2002.

Any questions regarding this information, please contact Cairo telephone nos: 20.2.76.10.120, 20.2.76.10.140, facsimile no: 20.2.74.98.065.

Yours very truly,

Dr. Bahaa Helmy
Executive Chairman

PROCESSED
APR 19 2002
THOMSON FINANCIAL

dlw 4/8

HEAD OFFICE: 54, EL-BATAL AHMED ABDEL-AZIZ ST. EL-MOHANDESSIN
P.O.BOX 218 EMBABA. Tel.: 3494424-3497091 Telex: 22840 MIBCA

MISR INTERNATIONAL BANK SAE

DECISIONS OF THE ORDINARY GENERAL SHAREHOLDERS ASSEMBLY ON MARCH 24,2002

Please find hereunder the decisions of the Ordinary General Assembly held on March 24, 2002:

1. Approved Board of Directors' Report for fiscal year ending 31/12/2001.
2. Approved Auditors' Report on Financial Statements for the fiscal year ending 31/12/2001.
3. Approved Financial Statement for fiscal year ending 31/12/2001.
4. Approved Profit Distribution for fiscal year ending 31/12/2001 as follows:

   (a) Approved Board of Directors' decision of 14/2/2002 adopting the proposed Profit Distribution for fiscal year ending 31/12/2001; to distribute LE 2.750 cash per share.

   (b) Approved dividends payment as of April 21, 2001, from the central depositary "Misr Company for Reconciliation, Settlement & Central Depositary" located at 4 Talaat Harb Street, Cairo, Egypt. For this purpose and to make it easier for Shareholders to get their dividends, the company has listed several banks and its branches. The list is available The Bank's premises and branches.

5. The present attendance fees of LE 500 paid to each Director for every meeting and the monthly transportation expenses of LE 800 paid to each Egyptian Director remain the same except the following Directors who are provided with a Bank car:
   - Executive Chairman.
   - The Deputy Chairman & Managing Director.
   - The Senior General Manager & Managing Director

   All amounts are due to Representatives of Banque Misr, i.e. Board remuneration and attendance fees are remitted to Bank Misr.

6. Authorized the Board of Directors to approve donations during 2002, which exceed LE 1000 each within the limits stipulated by law for educational and scientific purposes, besides public health and welfare projects in accordance with previous years.
7. Released the Board of Directors of its responsibility for the fiscal year ending 31/12/2001.
8. Appoint an auditor to be chosen by the Central Authority for Accountancy, and Mr. Mohamed Hassan Ibrahim as auditors for year 2002 and fixed the amount of (LE 50,000. -) fees for each, according to coordination with Central Authority for Accountancy, including:

(a) Fees for auditing the quarterly Financial Statements requested by Money Market Authority.

(b) Membership of Audit Committee.

9. Approved changes on the Board during the year 2001 up to date:

   The board has appointed Mr. Hatem Aly Sadek, Deputy Chairman & Managing Director on June 24, 2001.

10. Renewed Board of Directors memberships for 3 years, its formation is as follows:

REPRESENTATIVES OF BANQUE MISR:

Dr. Bahaa El Din Helmy	Executive Chairman
Mr. Hatem Sadek	Deputy Chairman & Managing Director
Dr. Kamal Sorour	Managing Director & The Senior General Manager
Dr. Mohamed Reda El Edel	Director
Mr. Mohamed Wahba	Director

REPRESENTATIVE OF BANCA DI ROMA:

Mr. Antonio Ciocio	Director

REPRESENTATIVE OF BRITISH ARAB COMMERCIAL BANK

Mr. Mohamed Fezzani	Director

REPRESENTATIVE OF EUROPARTNERS HOLDING

Mr. Jurgen Carlson	Director